 EXHIBIT 99.1

Equinox Gold Commences Phase 1 Construction of the Castle Mountain Gold Mine

All dollar amounts are shown in United States dollars

VANCOUVER, Oct. 30, 2019 /CNW/ - Equinox Gold Corp. (TSX-V: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that the Company's Board of Directors has approved the start of Phase 1 construction at the Castle Mountain Gold Mine ("Castle Mountain") in California. Castle Mountain is an open-pit heap leach mine expected to produce on average 45,000 ounces ("oz") of gold annually for the first three years of operations ("Phase 1") while the Company completes the studies and permit amendments required for the Phase 2 expansion, which is expected to average 200,000 oz of gold annually for an additional 13 years for total life of mine production of 2.8 million oz of gold.

Early works construction has been underway at Castle Mountain since the third quarter of 2019. Activities to date have focused on detailed engineering, procurement, installation of piping and other infrastructure, and heap leach earthworks. The Company expects to commence installation of leach pad liners in November, with first gold pour targeted for Q3-2020.

Construction Milestones Achieved to Date

  Detailed engineering complete
  Contractors mobilized to site
  Plant area and heap leach topsoil removal complete
  Site road upgrades complete
  First deliveries of pipe and liner material to site

Christian Milau, Equinox Gold's CEO, commented: "Castle Mountain will be Equinox Gold's third producing gold mine and our second mine in California. Construction of Phase 1 of Castle Mountain is the first step in building a project that will ultimately be a long-life 200,000 oz per year gold mine, bringing significant benefits to Equinox Gold's shareholders, local communities and the State of California."

Project Highlights

Equinox Gold's Board of Directors has approved a Phase 1 construction budget of $58 million based on firm supplier quotes following detailed engineering, of which approximately $3.5 million has been spent to date. The budget includes working capital and a 12% contingency. Castle Mountain Phase 1 construction is fully funded from Equinox Gold's existing treasury, cash flow based on current gold prices and available funding facilities.

A significant portion of Phase 1 infrastructure and more than 50% of Phase 1 capital expenditures are considered "early build" for Phase 2. The phased ramp-up approach allows the Company to use existing permits to expedite production while completing the feasibility study and permit amendments for the Phase 2 expansion.

Phase 1 will consist of a run-of-mine heap leach operation processing primarily 12,700 tonnes per day ("t/d") of stockpiled ore from previous operations. Loaded carbon from Castle Mountain will be trucked to Equinox Gold's Mesquite Mine, 200 miles south, and processed in the Mesquite ADR (adsorption, desorption and refining) plant, resulting in increased operating efficiencies for both mines.

Phase 2 will increase production to 200,000 oz per year and throughput to 41,000 t/d of ore, of which 2,300 t/d of higher-grade ore will be processed through a milling circuit. Although Phase 2 will operate within the existing mine boundary, the increased mining and water extraction rates will require amendments to permits for the Project. The Phase 2 feasibility study is underway with completion targeted for the second half of 2020, at which point Equinox Gold will submit the application to amend its existing plan of operations and permits to support the Phase 2 expansion.

On Behalf of the Board of Equinox Gold Corp.

"Christian Milau"
CEO & Director

About Equinox Gold

Equinox Gold is a Canadian mining company with a multi-million-ounce gold reserve base and growth potential from three wholly-owned gold mines. The Company is producing gold from its Mesquite Gold Mine in California and its Aurizona Gold Mine in Brazil, and is constructing its Castle Mountain Gold Mine in California with the target of achieving production in 2020. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes

Neither the TSX Venture Exchange nor its Regulation Services Provider (as such term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical Information

James (Jim) Currie, P.Eng., Equinox Gold's Chief Operating Officer, and Scott Heffernan, MSc, P.Geo. Equinox Gold's EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements".  These include statements regarding the Company's intent, or the beliefs or current expectations of the Company's officers and directors. When used in this new release, words such as "will", "would", "target", "objective", "expected", "potential", "intended" and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to the Company's future outlook and anticipated events, such as the Company's intention to advance Castle Mountain to Phase 1 operations and achieve production, to complete a feasibility for Phase 2 operations, and to ultimately advance Castle Mountain to Phase 2 operations; and the Company's belief that Castle Mountain Phase 1 construction is fully funded based on the Company's current financial situation and current gold prices and the Company's ability to achieve the results anticipated in the Castle Mountain prefeasibility study, as well as those risk factors identified in the Company's Annual Information Form as at December 31, 2018 which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2019/30/c2674.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, CEO, Rhylin Bailie, Vice President Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 22:19e 30-OCT-19